SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
—— DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com July 25, 2019

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David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:       The Gabelli Dividend & Income Trust

(File Nos.: 333-232136; 811-21423)

Dear Mr. Orlic:

Thank you for your oral comments provided on July 15, 2019 regarding your review of the registration statement on Form N-2 filed on June 14, 2019 (the “Registration Statement”) by The Gabelli Dividend & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file following your review of this letter.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

David Orlic

July 25, 2019

General

1.

The Registration Statement currently includes financial information as of December 31, 2018. Please confirm whether any applicable financial information will be updated to June 30, 2019 in the Amendment.

The Fund notes that financial information as of June 30, 2019 will not be available until after the filing of the Amendment and that it expects that the inclusion of December 31, 2018 financial information in the Amendment will be in compliance with Article 3-18 of Regulation S-X.

Prospectus Summary

2.

The “Risk Factors and Special Considerations—Convertible Securities Risk” disclosure on page 8 discusses the risks associated with investing in convertible securities. If the Fund invests or will invest in contingent convertible securities (“CoCos”) as a principal type of investment, then CoCos should be described, the amount the Fund might invest in CoCos should be disclosed, and there should be risk disclosure regarding CoCos.

The Fund has informed us that it does not currently invest, and has no current intention of investing, in CoCos as a principal type of investment.

3.

The second paragraph under “Risk Factors and Special Considerations—U.S. Government Securities and Credit Rating Downgrade Risk” on page 12 states: “The events surrounding negotiations regarding the U.S. federal government debt ceiling and deficit reduction could adversely affect the Fund’s ability to achieve its investment objective . . .” Please confirm whether this disclosure is current as of the date of the Amendment.

The Fund confirms that the referenced disclosure is current as of the date hereof and will be current as of the date of the Amendment.

Prospectus

4.

The first paragraph under “Investment Objective and Policies—Certain Investment Practices—Short Sales” on page 40 states: “The Fund may make short sales of securities . . .” Please confirm that expenses (e.g., dividend and interest payments and brokerage costs) associated with such sales, if any, will be reflected in a separate line item in the fee table if they are expected to exceed 0.01% of the Fund’s average net assets.

The Fund confirms that expenses associated with short sales, if any, are not expected to exceed 0.01% of the Fund’s average net assets.

David Orlic

July 25, 2019

5.

The third paragraph under “Investment Objective and Policies—Certain Investment Practices—Leverage” on page 43 of the Prospectus states: “Additionally, the Fund may enter into derivative transactions that have economic leverage embedded in them . . .” Please define “economic leverage” as that phrase is used or describe it in plain English.

The Fund will revise this disclosure as follows (changes bolded and underlined):

Additionally, the Fund may enter into derivative transactions that have economic leverage embedded in them. Economic leverage exists when the Fund achieves the right to a return on a capital base that exceeds the investment which the Fund has contributed to the instrument achieving a return.

6.

The “Risk Factors and Special Considerations—General Risks—Market Disruption and Geopolitical Risks” disclosure beginning on page 59 discusses, among other things, the risks of Brexit. Please define Brexit and consider whether it is necessary to update the Brexit disclosure in light of recent events.

The Fund will make the requested changes in the Amendment, which will appear under “Risk Factors and Special Considerations—General Risks—Foreign Securities Risk—Eurozone Risk” in the Prospectus, as reflected in Appendix A.

7.

The “Risk Factors and Special Considerations—General Risks—1940 Act Regulation” disclosure states: “The Fund is a registered closed-end investment company and as such is subject to regulations under the 1940 Act . . .” Please revise the “1940 Act Regulation” heading and discussion to specify the risk that the Fund faces.

The Fund will delete the “1940 Act Regulation” risk factor.

8.

The third paragraph under “How the Fund Manages Risk—Interest Rate Transactions” on page 71 states: “The Fund will usually enter into swaps or caps on a net basis . . .” Please clarify that when the Fund sells or writes a credit default swap, it will segregate the full notional value of the swap.

The Fund will make the requested clarification in the Amendment, as reflected in Appendix B.

David Orlic

July 25, 2019

Prospectus Supplements

9.

Page S-1 provides a form of prospectus supplement for subscription rights to purchase common shares and page U-1 provides a form of prospectus supplement for subscription rights to purchase common shares and preferred shares. Please include in these forms of prospectus supplements disclosure comparable to the “Rights Offering” heading on page 95 of the base prospectus.

The Fund will make the requested change in the Amendment.

Statement of Additional Information

10.	Please include the full “Subject to Completion” legend on the front cover of the Statement of Additional Information.

The Fund will make the requested change in the Amendment.

11.

The fourth paragraph on page 14 under “Investment Restrictions” contains the following disclosure: “In accordance with SEC staff guidance and interpretations, when the Fund engages in certain such transactions, other than reverse repurchase agreements, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC).” Please delete “on a mark-to-market basis” from this sentence.

The Fund will make the requested change in the Amendment.

12.

The fourth paragraph on page 14 under “Investment Restrictions” contains the following disclosure: “Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.” Please clarify what this sentence is referring to.

After consideration, the Fund has determined to delete this sentence.

Exhibits

13.	Please file revised powers of attorney that relate to this specific Registration Statement. See Rule 483(b) under the Securities Act of 1933, as amended (“Securities Act”).

The Fund represents that it will rely on the powers of attorney filed with the Registration Statement only in connection with the Registration Statement (File No. 333-232136) and any amendments thereto, in compliance with Rule 483(b) under the Securities Act.

David Orlic

July 25, 2019

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon

Appendix A

●

Eurozone Risk. A number of countries in the EU have experienced, and may continue to experience, severe economic and financial difficulties. In particular, many EU nations are susceptible to economic risks associated with high levels of debt, notably due to investments in sovereign debt of countries such as Greece, Italy, Spain, Portugal, and Ireland. As a result, financial markets in the EU have been subject to increased volatility and declines in asset values and liquidity. Responses to these financial problems by European governments, central banks, and others, including austerity measures and reforms, may not work, may result in social unrest, and may limit future growth and economic recovery or have other unintended consequences. Further defaults or restructurings by governments and others of their debt could have additional adverse effects on economies, financial markets, and asset valuations around the world. Greece, Ireland, and Portugal have already received one or more “bailouts” from other Eurozone member states, and it is unclear how much additional funding they will require or if additional Eurozone member states will require bailouts in the future. One or more other countries may also abandon the euro and/or withdraw from the EU, placing its currency and banking system in jeopardy. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching.

On June 23, 2016, the United Kingdom held a referendum on whether to remain a member state of the EU, in which voters favored the UK’s withdrawal from the EU, an event widely referred to as “Brexit” and which triggered a two-year period of negotiations on the terms of withdrawal. As a result of Brexit, the financial markets experienced high levels of volatility and it is likely that, in the near term, Brexit will continue to bring about higher levels of uncertainty and volatility. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. It is possible, that certain economic activity will be curtailed until some signs of clarity begin to emerge, including negotiations around the terms for United Kingdom’s exit out of the EU. Any further exits from the EU, or the possibility of such exits, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.

In addition, certain European countries have recently experienced negative interest rates on certain fixed-income instruments. A negative interest rate policy is an unconventional central bank monetary policy tool where nominal target interest rates are set with a negative value (i.e., below zero percent) intended to help create self-sustaining growth in the local economy. Negative interest rates may result in heightened market volatility and may detract from the Fund’s performance to the extent the Fund is exposed to such interest rates. Among other things, these developments have adversely affected the value and exchange rate of the euro and pound sterling, and may continue to significantly affect the economies of all EU countries, which in turn may have a material adverse effect on the Fund’s investments in such countries, other countries that depend on EU countries for

David Orlic

July 25, 2019

significant amounts of trade or investment, or issuers with exposure to debt issued by certain EU countries.

To the extent the Fund has exposure to European markets or to transactions tied to the value of the euro, these events could negatively affect the value and liquidity of the Fund’s investments. All of these developments may continue to significantly affect the economies of all EU countries, which in turn may have a material adverse effect on the Fund’s investments in such countries, other countries that depend on EU countries for significant amounts of trade or investment, or issuers with exposure to debt issued by certain EU countries.

~~As a result of Brexit, the financial markets experienced high levels of volatility and it is likely that, in the near term, Brexit will continue to bring about higher levels of uncertainty and volatility. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. It is possible, that certain economic activity will be curtailed until some signs of clarity begin to emerge, including negotiations around the terms for United Kingdom’s exit out of the EU. Any further exits from the EU, or the possibility of such exits, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.~~

~~In addition, certain European countries have recently experienced negative interest rates on certain fixed-income instruments. A negative interest rate policy is an unconventional central bank monetary policy tool where nominal target interest rates are set with a negative value (i.e., below zero percent) intended to help create self-sustaining growth in the local economy. Negative interest rates may result in heightened market volatility and may detract from the Fund’s performance to the extent the Fund is exposed to such interest rates. Among other things, these developments have adversely affected the value and exchange rate of the euro and pound sterling, and may continue to significantly affect the economies of all EU countries, which in turn may have a material adverse effect on the Fund’s investments in such countries, other countries that depend on EU countries for significant amounts of trade or investment, or issuers with exposure to debt issued by certain EU countries.~~

~~To the extent the Fund has exposure to European markets or to transactions tied to the value of the euro, these events could negatively affect the value and liquidity of the Fund’s investments. All of these developments may continue to significantly affect the economies of all EU countries, which in turn may have a material adverse effect on the Fund’s investments in such countries, other countries that depend on EU countries for significant amounts of trade or investment, or issuers with exposure to debt issued by certain EU countries.~~

Appendix B

If the Fund writes (sells) a credit default swap or credit default index swap, then the Fund will, during the term of the swap agreement, designate on its books and records in connection with such transaction liquid assets or cash with a value at least equal to the full notional amount of the contract.